

grapevine

The new, viral model of giving

Emily Rasmussen · CEO · emily@grapevine.org

The philanthropic industry was built for the ultra wealthy

But Everyday Philanthropists are a $282Bn market

Annual donations from Everyday Philanthropists

$141Bn

Donated to nonprofits per year from mass affluent and mass market Americans–50% of total donations from individual Americans.*



$282Bn

Potential donations from Everyday Philanthropists

$141Bn

Could be unlocked if the mass affluent and mass market had a more *simple, dynamic, connected and joyful* way to give.^

*Golden Age of Philanthropy Still Beckons: National Wealth Transfer and Potential for Philanthropy, Boston College, Center on Wealth and Philanthropy
^Based on an Ideas42 Giving Poll, funded by the Gates Foundation



Giving Circles were created by Everyday Philanthropists who wanted a better way to give

Giving Circles are social, recurring and sticky







#1





Grant to winner → Pool donations → Identify nonprofits → Vote on nonprofits →

Donors create a group to pool their donations

Members nominate or experts select nonprofits for the group to vote on

Repeat! Giving recurs on a monthly, quarterly, or annual basis

Giving Circles are already an offline movement

Circles tripled in the last 10 years & still growing

Offline Giving Circles accounted for $160M in donations from 150K donors last year



Cumulative # of Giving Circles

1995   2005   2015   **2020-2024**

Most circles belong to growing networks

100 Who Care Alliance 700+ circles, $35K/yr avg

Impact100 Council 60 circles, $100K/yr avg

We're already partnering with networks but are creating our own, more scalable version at grapevine.org

Source: National Giving Circle Initiative
Confidential goodMatch Inc. (dba Grapevine)

But Giving Circles work better online

#1 complaint is "chasing checks"

Circle leaders spend the majority of their time tracking down members to collect their checks. We fix this with recurring payments & easy tracking/ messaging.

Offline groups struggle with retention

Members forget to write their checks or miss a meeting, then lapse. Online platform increases engagement and schedules payments automatically.

Circle leaders are terrible at growth

People start groups using personal networks but hit a ceiling. Basic referral and growth strategies tailored to Giving Circles will have a huge impact.

We’re the first platform for Giving Circles



grapevine
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Giving Circles
About
100 Women Who Care-
Greater Rochester - Michigan
Join this community
Discussion
Impact
Members
About
Current donation pool
VIRTUAL - 27th 100WWC Greater Rochester Area - Voting Meeting - May 4, 2020
Now supporting: Power Company Kids Club
$10,082 raised of $22,100 goal by 96 donors
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Starting a Giving Circle takes just a few minutes.

Managing one is seamless with donation processing, community collaboration, voting, a nonprofit database and more.

Growing one is fast with invitations, crowdfunding, and social media.

We're creating the new, viral model of giving


Online
KICKSTARTER
gofundme
grapevine
Crowdfunding
Crowdgranting
Nonprofit Galas
Charity Runs
WOMEN'S GIVING CIRCLE
The Boston Foundation
tBf
COMMUNITY GIVING CIRLE
Face to Face
EMPOWERING YOUTH
Offline

70% MoM growth in $ donated

Feb 2020 to July 2020



- $1.5MM donated so far this year from 5K users

- $50K in revenue from tips

- 55% of donations are recurring–so are the tips!

We expect $1B donated in 2025

$70MM in expected revenue



- We will capture the existing giving circle market and dramatically expand it

- Donors tip us 5% on average--we will increase that to 7%

Other potential revenue streams

Premium services for $30K+ annual giving groups

Groups giving >$30K annually often have administration and accounting overhead they're already paying that we could replace

Charitable sponsorship as a service

Fiscal sponsors charge 7-15% fees and DAF sponsors charge 1-3% fees for services we're mostly managing ourselves for free

Increase share of donor charitable wallets

For members already giving on platform, become the wallet/ HSA for their non-circle giving payments

Our team

Experience in philanthropy, startups with traction, and growth



Emily Rasmussen
CEO
[Philanthropy & Crowdfunding]









Arrel Gray
CTO
[Startups]









Emily Schaefer
Head of Community
[Growth]









grapevine

Let's change the shape of giving together

Emily Rasmussen · CEO · emily@grapevine.org



Our vision is a world where purposeful giving is easy and accessible for all of us.

We're building this by making Giving Circles ubiquitous and synonymous with Grapevine.

Giving Circles and industry veterans love Grapevine

"What you provide seems to be the single most asked after resource among our giving circles and the tools we've seen to date all seem to fall short or are entirely too expensive."

 Co-founder of 100 Who Care Alliance, a network of 700+ giving circles

"This is revolutionary!"



New England International Donors, run 2 giving circles

"I just want to express my gratitude for this initiative. It is actually the first time I have been a philanthropist. … a regular monthly contributor!! ... I am overjoyed to be part of this beloved community building circle."

 Anne Stadler, member of Liberated Capital, a giving circle by Edgar Villanueva

"Grapevine and its network of grantmakers have been instrumental in connecting our giving circle with high quality nonprofits in line with our values."

 Chris Chan, Co-founder of Vocal Minority giving circle with 100 next-gen members

"One of the most inventive approaches to contemporary philanthropy."

 Ruby Lerner, Founder of Creative Capital

"A promising platform to reach everyday philanthropists that want to make an impact with their donations, large or small."

 Veyom Bahl, Managing Director of Survival, Robin Hood

16

We're targeting existing circles and will then expand

We're targeting the existing Giving Circle market and will soon expand to bring Giving Circles to donors and groups everywhere through broader partnerships and marketing.



Phase 3

New Channels
Create new giving circles with groups, thought leaders, universities, and more

Phase 2

New Giving Circles Market
- ❖ 1.3K new giving circles
- ❖ 200K new donors

Phase 1 (2020)

Existing Giving Circles Market
- ❖ 1.7K giving circles
- ❖ 150K donors

Pipeline of giving circles is robust and growing

Prospects

1500 Giving Circles and groups that are in our pipeline, including giving circle networks, foundations, family, and independent giving circles.

AMPLIFIER
Impact100
Catalist | Women Accelerating the Power of Collective Giving
THE AWESOME FOUNDATION
SVP
Dining for Women
Gf
LATINO COMMUNITY FOUNDATION
BUILDING A BETTER FUTURE
Community Investment Network
AAPIP.ORG
Building Democratic Philanthropy

Interested

70 Giving Circles that are nearly converted.

100 WOMEN WHO CARE
100 Women Who Care Tucson
impact 100 women giving together EST. 2018 SRQ
100+ Women Who Care Valley of the Sun
Women Who Care
100+ WOMEN WHO CARE YOLO COUNTY
100+ WOMEN WHO CARE PLACER COUNTY

Committed

70 Active Giving Circles that have launched on Grapevine.

























100 WOMEN WHO CARE northern virginia | so simple | so positive | so amazing | so efficient | so powerful
Ubuntu
VM
neID
100+ WOMEN WHO CARE ROCHESTER, NEW YORK
NYCT